Exhibit 99.1

Euro Tech Holdings Company Limited Reports Interim Results For The Six Months Ended June 30, 2019

Hong Kong – December 23, 2019 – Euro Tech Holdings Company Limited (Nasdaq: CLWT) today reported its unaudited financial results for the six months ended June 30, 2019.

The Company’s revenues for the six months ended June 30, 2019 (“1H 2019”) were approximately US$8,815,000, a 7.4% decrease as compared to approximately US$9,516,000 for the six months ended June 30, 2018 (“1H 2018”). Revenues from trading and manufacturing activities, and engineering activities decreased by US$281,000 and US$420,000, respectively.

Gross profits increased by 39.5% to approximately US$2,036,000 for 1H 2019 as compared to approximately US$1,460,000 for 1H 2018. The increase was primarily due to the drop in contracts of low profit margin.

Selling and administrative expenses increased by approximately US$75,000 to US$2,512,000 for 1H 2019 as compared to approximately US$2,437,000 for 1H 2018 as a result of general inflation.

Operating loss decreased by 48.4% to approximately US$476,000 for 1H 2019 as compared to approximately US$983,000 for 1H 2018. This was primarily due to the increase in gross profits.

The profit contribution from the affiliates increased by approximately US$55,000 to profit contribution of US$43,000 for 1H 2019 as compared to negative contribution of approximately US$12,000 for 1H 2018.

The net loss was approximately US$280,000 for 1H 2019, as compared to net profit of approximately US$878,000 for 1H 2018. This was primarily due to there was a non-recurrent net gain on disposal of an affiliate of approximately US$1,522,000 in 1H 2018.

The economic slowdown in China and Hong Kong resulting from the China-US trade war and the ongoing social unrest in Hong Kong will adversely affect the overall operating performance of the Company in the second half year of 2019 and the near future.

The development of the ballast water port solution prototype is now completed and under system and operation tests in various ports. The port solution system is a system installed in port to offer ballast water treatment services for ocean going ships without their own ballast water treatment system (“BWTS”) and for those with damaged BWTS. The Company is now embarking on promotion activities for port solution systems in China and South East Asia.

About BWTS

BWTS are an imminent requirement by The International Maritime Organization ("IMO") to prevent the biological unbalance caused by the estimated 12 billion tons of ballast water transported across the seas by ocean-going vessels when their ballast water tanks are emptied or refilled. In 2012, ballast water discharge standard became a law in the US. Any vessel constructed in December 2013 or later will need to comply when entering US waters, and existing vessels will follow shortly after. IMO’s Ballast Water Management Convention entered into force for new-built vessels on September 8, 2017 after ratification by 52 States, representing 35.1441% of world merchant shipping tonnage. According to the IMO’s decision, the phase-in period for ballast water system retrofits started on 8 September 2019.

The company obtained type approval certificate from China’s Classification Society for its 200, 300, 500, 750, 1200 and 1250 Cubic Meters per hour BWTS and Alternate Management Systems (‘AMS”) acceptance for its full range BWTS in 2016.

Certain statements in this news release regarding the Company’s expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and the Company can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having the Company’s offices and operations situated in Hong Kong and China, doing business in China, competing with Chinese manufactured products, competing with the Company’s own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely development of resources. See the “Risk Factor” discussions in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for its fiscal year ended December 31, 2018.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of June 30, 2019 (Unaudited)	As of December 31, 2018 (Audited)
Assets

Current assets:
Cash and cash equivalents	6,260	5,267
Restricted cash	574	1,330
Receivables, net	2,012	5,089
Prepayments and other current assets	584	547
Contract assets	73	899
Inventories, net	314	401

Total current assets	9,817	13,533

Property, plant and equipment, net	719	754

Interests in affiliates	7,626	7,583

Goodwill	1,071	1,071

Deferred tax assets	125	124

Total non-current assets	9,541	9,532

Total assets	19,358	23,065

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable	2,437	4,900
Contract liabilities	640	1,370
Other payables and accrued expenses	1,107	1,250

Total current liabilities	4,184	7,520

Commitments and contingencies	-	-

Shareholders’ equity:
Ordinary share, 20,000,000 (2018: 20,000,000) shares authorized; 2,229,609 (2018: 2,229,609) shares issued	123	123
Additional paid-in capital	9,551	9,551
Treasury stock, 167,700 (As of December 31, 2018: 167,700) shares at cost	(786)	(786)
PRC statutory reserves	316	316
Accumulated other comprehensive income	899	893
Retained earnings	4,212	4,492

Equity attributable to shareholders of Euro Tech	14,315	14,589
Non-controlling interests	859	956

Total shareholders’ equity	15,174	15,545

Total liabilities and shareholders’ equity	19,358	23,065

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

	2019 (Unaudited)	2018 (Unaudited)
	US$’000	US$’000
Revenues
Trading and manufacturing	5,353	5,634
Engineering	3,462	3,882

Total revenues	8,815	9,516

Cost of revenues
Trading and manufacturing	(4,123)	(4,679)
Engineering	(2,656)	(3,377)

Total cost of revenues	(6,779)	(8,056)

Gross profit	2,036	1,460

Finance costs	-	(6)
Selling and administrative expenses	(2,512)	(2,437)

Operating loss	(476)	(983)
Interest income	47	11
Other income / (losses), net	9	(5)

Loss before income taxes, equity in income / (loss) of affiliates and non-controlling interests	(420)	(977)

Income taxes credit	1	253
Equity in income / (loss) of affiliates	43	(12)
Net gain on disposal of affiliate	-	1,522

Net (loss) / profit	(376)	786
Add: net loss attributable to non-controlling interests	96	92

Net (loss) / profit attributable to the Company	(280)	878

Other comprehensive loss
Net (loss) / profit	(376)	786
Foreign exchange translation adjustments	5	(8)

Comprehensive (loss) / income	(371)	778
Add: Comprehensive loss attributable to non-controlling interests	97	96

Comprehensive (loss) / income attributable to the Company	(274)	874

Net (loss) / income per ordinary share
- Basic	US$(0.14)	US$0.43

- Diluted	US$(0.14)	US$0.43

Weighted average number of ordinary shares outstanding
- Basic	2,061,909	2,061,909

- Diluted	2,061,909	2,061,909

Dividend per share	US$-	US$0.70

CONTACT:	Euro Tech Holdings Company Limited, Hong Kong T.C. Leung, Chairman and CEO, or Jerry Wong, CFO Tel: 852-2814-0311 Fax: 852-2873-4887 Website: http://www.euro-tech.com